Logan Resources Ltd.
(An Exploration Stage Company)
Financial Statements
For the Years Ended
March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended March 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended March 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 29, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated July 29, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

July 29, 2005

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

As at March 31, 2005 and 2004

(Expressed in Canadian Dollars)

	2005	2004
	$	$

Assets
Current Assets
Cash	150,353	63,634
Cash committed for mineral exploration	235,056	66,375
Marketable securities [Note 3]	63,500	–
Amounts receivable	17,908	7,806
Prepaid expenses	1,822	–
Mining exploration tax credit receivable [Note 5]	23,724	11,768
Due from related parties [Note 7]	63,357	–

	555,720	149,583
Property Bonds	5,000	5,000
Property and Equipment [Note 4]	2,989	197
Mineral Properties [Note 5]	1,047,423	558,424

	1,611,132	713,204

Liabilities
Current Liabilities
Cash borrowed from flow-though funds	–	–
Accounts payable and accrued liabilities	30,140	95,771
Due to related parties [Note 7]	14,732	66,500

	44,872	162,271

Shareholders' Equity
Share Capital [Note 6]	5,306,546	3,848,793
Contributed Surplus [Note 6[b]]	270,618	9,085
Common Shares Subscribed [Note 6]	–	132,750
Deficit	(4,010,904)	(3,439,695)

	1,566,260	550,933

	1,611,132	713,204

Contingent Liability [Note 1]

Subsequent Event [Note 9]

Approved on Behalf of the Board:

"Seamus Young"	"Judith Mazvihwa”
Seamus Young, Director	Judith T. Mazvihwa, Director

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$

Revenue	–	–	–

Expenses
Accounting and audit	10,773	11,772	6,280
Administration salaries	88,225	–	–
Amortization	624	197	394
Gain on option of property	(40,316)	–	–
Investor relations	51,338	22,389	1,207
Legal	33,900	14,707	24,609
Loss on write-off of mineral properties	1,320	20,883	–
Loss on write-down of marketable securities	3,500	–	–
Management fees [Note 7]	31,770	30,000	30,000
Office, rent and telephone	37,491	16,023	18,721
Stock-based compensation [Note 6]	265,943	9,085	–
Transfer agent and regulatory	28,902	16,355	16,203
Travel and promotion	57,739	6,208	4,490

	571,209	147,619	101,904
Net Loss for the Year	(571,209)	(147,619)	(101,904)
Deficit, Beginning of Year	(3,439,695)	(3,292,076)	(3,190,172)

Deficit, End of Year	(4,010,904)	(3,439,695)	(3,292,076)

Loss per share - Basic and Diluted	(0.03)	(0.02)	(0.02)

Weighted Average Shares Outstanding	13,692,600	8,640,000	5,811,000

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended March 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$
Operating Activities
Net loss for the year	(571,209)	(147,619)	(101,904)
Items not involving cash:
Amortization	624	197	394
Loss on write-off of mineral properties	1,320	20,883	–
Loss on write-down of marketable securities	3,500	–	–
Stock-based compensation	265,943	9,085	–
Gain on option of property	(40,316)	–	–

Changes in non-cash working capital items
Amounts receivable	(10,102)	(6,302)	(104)
Prepaid expenses	(1,822)	38	(38)
Due from related parties	(63,357)	–	–
Accounts payable and accrued liabilities	(77,197)	79,660	(5,678)
Due to related parties	(51,768)	60,982	(24,349)

Net Cash Used In Operations	(544,384)	16,924	(131,679)

Financing Activities
Share capital issued	1,258,092	109,717	334,005
Share subscriptions received	–	132,750	–

Net Cash Provided by Financing Activities	1,258,092	242,467	334,005

Investing Activities
Mining exploration tax credits received	–	26,182	–
Redemption of property bond	–	–	2,500
Acquisition of property plant and equipment	(3,416)	–	–
Acquisition of and expenditures on mineral properties	(479,892)	(177,549)	(186,828)
Mineral property option proceeds	25,000	–	–

Net Cash Used In Investing Activities	(458,308)	(151,367)	(184,328)

Increase in Cash and Cash Equivalents	255,400	108,024	17,998

Cash and Cash Equivalents - Beginning of the Year	130,009	21,985	3,987

Cash and Cash Equivalents - End of the Year	385,409	130,009	21,985

Cash and Cash Equivalents consists of:
Cash	150,353	63,634	–
Cash committed for mineral exploration	235,056	66,375	27,962
Cash borrowed from flow-through funds	–	–	(5,977)

	385,409	130,009	21,985

Non-cash Financing and Investing Activities
Marketable securities received for option payments	67,000	–	–
Mineral exploration tax credit receivable	23,724	11,768	26,182
Issuance of shares for agent's commissions	18,580	–	19,680
Property option payment paid with shares	62,500	103,000	12,000
Issuance of shares to settle debt	–	–	64,130

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Marketable Securities

Marketable securities are recorded at cost. The carried amount is reduced to market value where there has been a decline in value below cost, that is other than temporary.

[e]

Property and equipment

Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Office furniture and equipment

20%

Computer equipment

25%

Field equipment

25%

[f]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

2.

Significant Accounting Policies (continued)

[f]

Mineral properties (continued)

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

[h]

Financial instruments

Financial instruments are comprised of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and due from and to related parties. The fair values of these balance sheet items approximate their carrying value due to the short-term maturity of those instruments. The Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

[i]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[j]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to employees or non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. See Note 6[b].

[k]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

[l]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

2.

Significant Accounting Policies (continued)

[m]

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carryforwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carryforwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3.

Marketable Securities

Marketable securities, recorded at a cost of $63,500, had a quoted market value of $95,000 at March 31, 2005. In 2005 marketable securities valued at $67,000 were received for option payments and written down to market value at year end of $63,500.

4.

Property and Equipment

	Cost $	Accumulated Amortization $	March 31, 2005 Net Carrying Value $	March 31, 2004 Net Carrying Value $

Computer equipment	1,050	1,050	–	197
Office furniture & equipment	406	51	355	–
Field Equipment	3,010	376	2,634	–

	4,466	1,477	2,989	197

5.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the year on the properties are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total March 31, 2005 $	Total March 31, 2004 $

Albert Creek Property [[a] below]
Beginning of year	34,000	161,555	195,555	165,873
Incurred during the year	–	937	937	29,682
Adjustment to prior METC claims [[h] below]		21,566	21,566	–
Recovered by option payments received	–	(36,000)	(36,000)	–

End of year	34,000	148,058	182,058	195,555

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total March 31, 2005 $	Total March 31, 2004 $

Antler Creek Property [[b] below]
Beginning of year	28,773	27,906	56,679	51,099
Incurred during the year	–	500	500	5,580
Adjustment to prior METC claims [[h] below]	–	493	493	–

End of year	28,773	28,899	57,672	56,679

Carswell Property [[c] below]
Beginning of year	–	–	–	–
Incurred during the year	12,692	2,991	15,683	–
Recovered by option payments received	(12,692)	(2,991)	(15,683)	–

End of Year	–	–	–	–

Heidi Property [[d] below]
Beginning of year	40,000	49,456	89,456	–
Incurred during the year	98,951	11,207	110,158	89,456
Adjustment to prior METC claims [[h] Below	–	(10,895)	(10,895)	–

End of year	138,951	49,768	188,719	89,456

Iron Horse Property [[e] below]
Beginning of year	–	–	–	–
Incurred during the year	–	1,285	1,285	–
Adjustment to prior METC claims [[h] below]	–	35	35	–
Write-down on disposal	–	(1,320)	(1,320)	–

End of year	–	–	–	–

Redford Property [[f] below]
Beginning of year	4,687	125,055	129,742	77,287
Incurred during the year	27,601	122,640	150,241	52,455
Adjustment to prior METC claims [[h] below]	–	12,348	12,348	–

End of year	32,288	260,043	292,331	129,742

Shell Creek Property [[g] below]
Beginning of year	63,000	23,992	86,992	16,268
Incurred during the year	156,275	83,589	239,864	70,724
Adjustment to prior METC claims [[h] below]	–	(213)	(213)	–

End of year	219,275	107,368	326,643	86,992

Total	453,287	594,136	1,047,423	558,424

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

[a]

Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest (75% has been earned), subject to a 2% NSR royalty, in eleven mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. To exercise the third stage (25%), the Company must issue a further 360,000 shares by September 30, 2007. The Company will then have the right to acquire 50% of the NSR royalty by paying $1,000,000 to the Optionors by September 30, 2008.

Pursuant to an option agreement dated April 15, 2004, amended September 7, 2004, the Company granted an option to a third party to earn a 51% interest in the Albert Creek Property.

To earn this interest the Optionee issued 150,000 of its shares and must incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005 (extended);

[ii]

a further $100,000 on or before February 15, 2006; and

[iii]

a further $100,000 on or before February 15, 2007.

Upon completion of the above expenditures, the Optionee will have the right to earn a further 20% interest in the property by delivering a bankable feasibility study.

[b]

Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR royalty, held by two individuals, including the son of the President of the Company.

[c]

Carswell Property (Saskatchewan)

During the year, the Company staked 2 claims covering a total area of 7,604 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, , the Company granted an option to a third party to earn a 50% interest in the Carswell  Property.

To earn this interest the Optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share Consideration to be made:

[i]

100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 50,000 shares to be issued on or before March 14, 2006 and

[iii]

a further 50,000 shares to be issued on or before March 14, 2007.

Exploration expenditures to be incurred:

[i]

$25,000 on or before March 14, 2006;

[ii]

a further $50,000 on or before March 14, 2007;

[iii]

a further $75,000 on or before March 14, 2008 and

[iv]

a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

[d]

Heidi Property (Mayo Mining District, Y.T.)

The Heidi property consists of 54 mineral claims in the Mayo Mining District, Yukon Territory. 34 claims were acquired through staking (18 during the current year) and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR Royalty. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange;

[ii]

a further $10,000 paid on or before July 15, 2003;

[iii]

a further $15,000 paid on or before January 15, 2004;

[iv]

a further $15,000 paid on or before July 15, 2004;

[v]

a further $17,500 paid on or before January 15, 2005;

[vi]

a further $17,500 paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares issued on or before July 15, 2003;

[iii]

50,000 shares issued on or before January 15, 2004;

[iv]

50,000 shares issued on or before July 15, 2004;

[v]

100,000 shares issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

During the year, the Company staked a further 18 claims to bring the total property to 56 claims.

[e]

Iron Horse Property (Osoyoos Mining District, B.C.)

The Company entered into an Option Agreement on April 8, 2003 to acquire the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia. During the year, the Company terminated the option agreement, in order to focus its resources on other properties. The expenditures incurred totalling $1,285 (March 31, 2004 - $20,883) were written-off.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

[f]

Redford Property (Alberni Mining Division, B.C.)

The Company owns 25 claims (432 units) obtained by staking, of which 20 claims (345 units) were staked during the current year.

[g]

Shell Creek Property (Dawson Mining District, Y.T.)

The Shell Creek property consists of 488 mineral claims in the Dawson Mining District, Yukon Territory. 418 claims were acquired through staking during the current year and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR Royalty. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 paid to cover certain expenditures;

[ii]

a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange;

[iii]

a further $25,000 paid on or before January 1, 2004;

[iv]

a further $30,000 paid on or before January 1, 2005;

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange;

[ii]

a further 100,000 shares issued on or before July 1, 2003;

[iii]

a further 200,000 shares issued on or before January 1, 2004;

[iv]

a further 100,000 shares issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005 (date extended by the Optionor);

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

[h]

Assessment adjustment of Mining Exploration Tax Credits (METC’s)

Pursuant to an assessment, of Mining Exploration Tax Credit (METC) claims during the year, by the Canada Revenue Agency, certain claims from 2003 and 2004 have been reversed and others added. As METC claims had been applied against exploration costs, these costs have been re-instated. The net results of the assessment are as follows:

$

2003 BC METC claims decreased by	23,020
2004 BC METC claims decreased by	11,422

Total decrease in METC receivables and increase in deferred exploration expenditure balances	34,442
2004 Yukon METC claim allowed	(11,108)
Portion of reinstatement of Iron Horse property written off	(35)

Net increase in deferred exploration expenditures	23,299

The following table represents exploration expenditures incurred during 2005:

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Assays	–	–	–	480	–	20,633	8,791	29,904
Assessment and filing fees	–	–	–	375	585	15,459	–	16,419
Camp costs	–	–	–	–	–	7,386	42	7,428
Drafting and report	–	–	65	89	–	325	488	967
Drilling and core logging	–	–	–	–	–	43,893	–	43,893
Equipment rental	–	–	–	–	–	344	–	344
Geochemical surveys	–	–	–	–	–	–	22,804	22,804
Geologist fees and costs	–	–	1,551	4,787	200	25,715	27,183	59,436
Geophysics fees and costs	–	–	–	1,225	–	–	6,905	8,130
Helicopter	–	–	–	1,429	–	–	1,429	2,858
Supervision [Note 7]	938	500	1,375	3,425	500	6,738	19,825	33,301
Surveys	–	–	–	–	–	–	13,229	13,229
Travel	–	–	–	1,868	–	2,148	4,145	8,161
Mining Exploration Tax Credits [below]	–	–	–	(2,469)	–	–	(21,255)	(23,724)

Total	938	500	2,991	11,209	1,285	122,641	83,586	223,150

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

5.

Mineral Properties (continued)

The following table represents exploration expenditures incurred during 2004:

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Assays	–	–	–	65	–	–	229	294
Drafting and report	44	–	–	42,489	158	42	258	42,991
Drilling	–	–	–	–	–	48,099	–	48,099
Equipment storage and rental	–	–	–	106	18	679	106	909
Filing and recording	–	–	–	–	1,367	1,404	1,000	3,771
Geologist fees and costs	100	100	–	375	–	5,203	256	6,034
Road building and flagging	–	–	–	–	–	1,724	–	1,724
Supervision [Note 7]	5,500	5,500	–	5,875	5,575	2,860	5,875	31,185
Travel	83	–	–	546	–	1,860	–	2,489
Support Wages	–	–	–	–	–	732	–	732
Mining Exploration Tax Credits [below]	(45)	(20)	–	–	(35)	(11,668)	–	(11,768)

	5,682	5,580	–	49,456	7,083	50,935	7,724	126,460

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying mineral exploration expenditures incurred. METC’s, totalling $23,724, were accrued at March 31, 2005 ($11,768 March 31, 2004).

6.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued and allotted as at March 31, 2003	8,075,752	3,636,076

Issued during 2004 for:

Cash - options exercised	312,000	62,400
Cash - warrants exercised	315,424	57,717
Mineral property option payments	940,000	103,000
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004	9,643,176	3,848,793

Issued during 2005 for:

Cash – flow-through private placement (Note 6[a])	2,512,000	478,000
Cash – private placement (Note 6[a])	3,814,036	886,841
Cash - options exercised	100,000	20,000
Option value allocated from contributed surplus upon exercise	–	4,410
Cash - warrants exercised	188,000	37,600
Mineral property option payments	250,000	62,500
Agents commissions	74,318	18,579
Subscriptions from prior year - paid	–	10,400
Less agents commissions – cash and shares	–	(25,859)
Less other share issue costs	–	(14,718)
Less option payments receivable (Note 7[d])	–	(20,000)

Issued as at March 31, 2005	16,581,530	5,306,546

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

6.

Share Capital (continued)

[a]

Private placements

[i]

On February 5, 2005, the Company completed a non-brokered private placement, to a single investor, of 1,666,667 units at a price of $0.30 per unit, for proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share exercisable at a price of $0.40 per share, expiring February 2, 2006. The investor may not exercise warrants that would increase the investor’s percent ownership of issued and outstanding shares in the Company to greater than 18%.

[ii]

On October 13, 2004, the Company completed a non-brokered private placement of 1,659,365 units, consisting of 647,365 non-flow-through units and 1,012,000 flow-through units, all at a price of $0.25 per unit, for proceeds of $414,841. Each non-flow-through unit consisted of one common share and one share purchase warrant and each flow-through unit consisted of one flow-through common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share exercisable at a price of $0.35 per share expiring April 13, 2006 (1,053,365 shares) and April 25, 2006 (100,000 shares). The Company paid finders’ fees of 74,318 common shares, valued at $0.25 per share and $7,280 cash.

Pursuant to the flow-through shares issued, the Company was committed to spend $252,000 on Canadian Exploration Expenditures (“CEE”). As of March 31, 2005, the Company’s remaining commitment was $235,056. Exploration expenditures of $252,000 were renounced in favour of subscribers effective December 31, 2004.

[iii]

On April 23, 2004, the Company completed a non-brokered private placement consisting of 1,500,000 flow-through units and 1,500,000 non-flow through units all at a price of $0.15 per unit for proceeds of $450,000. Each flow-through unit consisted of one flow-through common share and one share purchase warrant. Each non-flow through unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2005. The finders’ fee of 120,000 common shares was rescinded during the year.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on Canadian Exploration Expenditures (“CEE”) which was spent prior to December 31, 2004. Exploration expenditures of $225,000 were renounced in favour of subscribers effective December 31, 2004.

[iv]

During fiscal 2004, the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent prior to December 31, 2003. Exploration expenditures of $28,005 were renounced in favour of subscribers effective December 31, 2003.

[b]

Stock options

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of 5 years from the grant date. The number of options, that may be issued under the plan, is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

6.

Share Capital (continued)

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2003	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled and forfeited	(279,000)	0.27

Outstanding, March 31, 2005	1,175,000	0.38

Exercisable, March 31, 2005	1,175,000	0.38

Additional information regarding options outstanding as at March 31, 2005 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.30-0.40	1,175,000	1.21	0.38	1,175,000	0.38

The fair value of incentive stock options granted and fully vested during the year was $265,943 (2004 - $9,085) which was recognized as a compensation expense in the current year and recorded in equity as contributed surplus relating to stock options granted. The weighted average grant date fair value of options granted during the year was $0.09 (2004 – $0.036).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	March 31, 2005	March 31, 2004

Interest rate	3.02%	3.11%
Expected life (in years)	2	2
Expected volatility	134%	36%

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

6.

Share Capital (continued)

[c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2003	2,562,500	0.17
Issued with private placement (Note 6[a][iv])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004	50,200	0.20
Issued with private placement (Note 6[a][i]-[iii])	5,820,032	0.29
Exercised	(188,000)	0.20
Expired	(200)	0.20

Balance March 31, 2005	5,682,032	0.29

At March 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

2,862,000	$0.20	April 19, 2005
1,053,365	$0.35	April 13, 2006
100,000	$0.35	April 25, 2006
1,666,667	$0.40	February 2, 2006

5,682,032

7.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	Year Ended March 31,
	2005	2004
	$	$
Management fees paid to a company controlled by the President of the Company.	30,300	30,000
Property supervision fees paid to a company controlled by the President of the Company.	33,300	30,000
Property supervision fees paid to the President of the Company	–	900
Rent paid to a company with common officers and directors.	11,577	7,800

	75,177	68,700

[b]

The amount of $315 (2004 - $1,983) is due to the President of the Company and is non-interest bearing, unsecured and due on demand.

[c]

The amount of $14,417 (2004 - $52,515) is due to a company controlled by the President of the Company and is non-interest bearing, unsecured and due on demand.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

7.

Related Party Transactions/Balances (continued)

[d]

The amount of $20,000 is due from an officer/director for shares issued during the year, pursuant to the exercise of an option. The amount is non-interest bearing, unsecured and due on demand.

[e]

The amount of $63,357 (2004 - $12,002), represents accumulated costs for shared office expenses, administration wages and rent and was due to a company with common officers and directors. This amount is non-interest bearing, unsecured and due on demand. The full balance was paid subsequent to the year end.

[f]

See Note 5[a] for mineral property option agreements with related parties.

8.

Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate of 35.62% (2004 -35.62%) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2005	2004

Future income tax assets

Resources pools	$608,000	$626,000
Non-capital loss carry forwards	238,000	219,000

Total gross future income tax assets	846,000	845,000
Valuation allowance	(846,000)	(845,000)

Net future income tax asset	$–	$–

At March 31, 2005, the Company had non-capital losses of $668,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$
2006	68,000	2010	81,000
2007	38,000	2014	92,000
2008	44,000	2015	278,000
2009	67,000

At March 31, 2005, the Company had cumulative Canadian Exploration Expenses of $311,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2005, the Company had cumulative Canadian Development Expenses of $1,113,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2005, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

9.

Subsequent Event

The Company received $100,000 pursuant to a private placement of 333,333 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one additional common share, exercisable at a price of $0.40 per share, expiring one year after the date of issue. This agreement is subject to TSX Venture exchange approval.

10.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2005 $	2004 $	2003 $

Loss in accordance with Canadian GAAP	(571,209)	(147,619)	(101,904)
Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(490,319)	(268,780)	(173,646)
Mineral properties written off	1,320	20,883	–
Stock-based compensation	–	–	(11,302)

Net Loss in accordance with US GAAP	(1,060,208)	(395,516)	(285,852)

Net Loss per share (US GAAP)	(0.08)	(0.05)	(0.05)

	#	#	#

Weighted average shares outstanding (US GAAP)	13,692,600	8,640,000	6,160,000

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2005 and 2004

10.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

Statement of Cash Flows in Accordance with US GAAP

	2005 $	2004 $	2003 $
Cash flows from operating activities

Net Loss in accordance with US GAAP	(1,060,208)	(395,516)	(285,852)

Adjustments to reconcile loss to net cash used by operating activities
Amortization	624	197	394
Stock-based compensation	265,943	9,085	11,302
Loss on write-down of marketable securities	3,500	–	–
Gain on option of property	(29,889)	–	–
Mineral properties paid for with shares	–	103,000	–
Changes in Operating Assets and Liabilities
Change in prepaid expenses	(1,822)	38	(38)
Change in accounts receivable	(10,102)	(18,071)	(104)
Change in accounts payable and accrued liabilities	(77,197)	79,660	(5,678)
Due from related parties	(63,357)	–	–
Due to related parties	(51,768)	60,982	(24,349)

	(1,024,276)	(160,625)	(304,325)

Cash flows from investing activities
Exploration advances	–	–	(14,182)
Redemption of property bond	–	–	2,500
Acquisition of property, plant and equipment	(3,416)	–	–
Mineral property option proceeds	25,000	–	–
Mining exploration tax credits received	–	26,182	–

	21,584	26,182	(11,682)

Cash flows from financing activities
Shares issued for cash	1,258,092	109,717	334,005
Share subscriptions received	–	132,750	–

	1,258,092	242,467	334,005

Increase in Cash and Cash equivalents	255,400	108,024	17,998

Shareholders’ Equity – Canadian GAAP	1,566,260	550,933	344,000

Option interests and deferred exploration expenditures	(1,047,423)	(558,424)	(310,527)

Shareholders’ Equity (Deficiency) – US GAAP	(518,837)	(7,491)	33,473

Option interests and deferred exploration expenditures – Canadian GAAP	1,047,423	558,424	310,527
Option interests and deferred exploration expenditures expensed per US GAAP	(1,047,423)	(558,424)	(310,527)

Option interests and deferred exploration expenditures – US GAAP	–	–	–

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.